Filed Pursuant to Rule 433

Registration Statement No. 333-168127

July 22, 2010

NetSpend Holdings, Inc.

Free Writing Prospectus filed pursuant to Rule 433(f)

Published or Distributed by Media

Prepaid Industry Conference Call

On July 16, 2010, Credit Suisse Securities broadcast a conference call entitled “Keane Insights Prepaid Card Industry Conference Call” in which Daniel Henry, the Chief Executive Officer of NetSpend Holdings, Inc. (the “Company”), participated.  The full transcript of the conference call, a recording of which was made available by Credit Suisse, is reproduced below.  The broadcast was not reviewed by the Company prior to its publication. Credit Suisse, the publisher of the broadcast, commonly publishes and broadcasts research reports and industry reports, such as the conference call broadcast.  Credit Suisse is not affiliated with the Company, and no payment was made, and no consideration was given to Credit Suisse by or on behalf of the Company or any other participant in the Company’s initial public offering of its common stock in connection with the broadcast of the conference call.

On July 15, 2010, the Company filed a Registration Statement on Form S-1 (Registration No. 333-168127) relating to an initial public offering of its common stock (the “Registration Statement”).  You should consider statements in the transcript reproduced below only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement, the final prospectus to be subsequently filed with the Securities and Exchange Commission (“SEC”) and any related prospectus supplement. In particular, you should carefully read the risk factors described in the preliminary prospectus, in the final prospectus, in any related prospectus supplement and in the documents incorporated by reference in the preliminary prospectus, the final prospectus and any related prospectus supplement. The Registration Statement has not been declared effective by the SEC and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Statements in the broadcast that are not attributed directly to Mr. Henry, including statements made by the broadcast’s moderator and Mr. Jack Williams, the other industry participant in the broadcast, are included only to provide context to Mr. Henry’s statements, represent such other parties’ opinions and are not endorsed or adopted by the Company.

Clarification

For purposes of clarification it should be noted that, in response to the question posed by the moderator regarding cardholder churn in the 22nd paragraph below, Mr. Henry stated that “our blended average life is 20 months of a cardholder, and that’s when we take in account, our customers who are on direct deposit and those who are not.”  As stated in the preliminary prospectus contained within the Registration Statement, as of March 31, 2010, the average lifetime of a card account for the Company was 11 months and the average lifetime of a direct deposit card account was approximately 20 months.

Transcript of Conference Call Broadcast

OPERATOR:  Welcome to the Keane InSights conference call on the prepaid card industry.  Joining the call today is Bryan Keane, Senior Computer Services and IT Consulting Analyst for Credit Suisse, Dan

Henry, CEO of NetSpend and Jack Williams, president of Paymentcard Services.  I would now like to turn the call conference over to Bryan Keane.  Please go ahead, sir.

MODERATOR:  Thanks, Valerie, and good morning.  Thank you for joining us today to discuss the dynamic prepaid sector, obviously, a hot topic in — in today’s world.  Format for today’s call will be that we will lead a discussion on the prepaid sector with Dan and Jack, and then we will turn it over to questions. If you’d rather e-mail me your questions, you can e-mail me at bryan.keane@credit-suisse.com.  So with that, I’d like to thank both Dan and Jack for being on the call.  We’re fortunate to have two of what I would consider the best experts in the — on the planet to talk about prepaid.  So first, I think hopefully, we can talk a little bit about some of your backgrounds.  So Dan, maybe you can lead off and then we’ll follow with Jack.  Thanks.

DAN HENRY:  Sure.  This is Dan Henry.  I’m the current CEO of NetSpend.  I’ve been in this role for about two and a half years. NetSpend is, we believe, the industry leader in general purpose reloadable, issuer and operator — operates across the United States.  We did just file an S-1 yesterday, so you can find information on us in that regard. Prior to NetSpend, I co-founded a company called Euronet, Nasdaq-traded company.  All — most all of the business for us was overseas.  The mission there was we jumped into — it started informally — in central Europe initially, and these were 100 percent cash-based economies and did a lot of work in terms of building payments networks to migrate cash-based economies to electronic payments economies. So I was thrilled to find the opportunity with NetSpend because in essence, you know, what NetSpend is doing is the same thing here in the U.S. is a subset of the U.S. consumer, that is a cash-based consumer, doing what we can to migrate them to electronic payments.  So that’s my quick intro.

MODERATOR:  Jack, go ahead.

JACK WILLIAMS:  All right.  Good morning. My name is Jack Williams and I go back into the prepaid business and the area since its inception.  I’m the one that actually brought the first gift card to market at Blockbuster in 1994.  Been involved with stored value systems, national processing, which as part of national processing we started SVS with nothing and in about five years, we’re doing about a billion pieces of plastic a year to various closed-loop merchants.  I have subsequently been involved in numerous areas of the prepaid space and today, I do consulting work for the prepaid and the mobile spaces that begins to converge in the marketplace.

MODERATOR:  Okay.  With that, I think, let’s first just talk about the industry, itself, obviously, getting a lot of press and you can either look at several sources, Boston Consulting Group is one, talking about the, you know, really the huge expansion that we’re expecting in the prepaid space.  We’ve seen estimates as much as 92 percent compounded growth over the next few years here.  So I guess, gentleman, can I just get your thoughts on how fast should we expect this prepaid sector to grow.  Dan, you can go ahead and start for each question and then we’ll follow up with Jack.

DAN HENRY:  I think it’s going to grow.  For us, you know, our revenues have been — have been growing quite nicely, bottom line expanding, so I think that the —.  When the consultants look at prepaid, I believe they look at the prepaid in totality and Jack surely has a lot of — a lot of experience and I think can probably better answer the total prepaid market.  We’re pretty myopically focused on the general purpose reloadable space, which, you know, to me really hones in on the consumer who’s looking for an alternative bank account.  And I believe that that space there is really at its infancy to where I think we, you know, the GPR guys collectively have maybe kind of traded five percent of the total available market and our collective dollars loaded last year, thinking off the top of my head is probably, probably sub 25 billion and I believe that there is a trillion dollars there, potentially, to grab.

MODERATOR:  Okay.  Any thoughts, Jack, on this — on the growth rates for this industry going forward —

JACK WILLIAMS:  I think you’re going to see the same — I think you’re going to see it in the 75 to 90 percent range and what’s going to drive it will be payroll as employers finally begin to accept that payroll cards are a valid and a good replacement for paper checks.  You’re going to see it in the government space as the Federal and the States try to migrate everything onto plastic, with Social Security finally clearing a million accounts which was a pretty big threshold.  You’re beginning to create the credibility that payroll brings.  So payroll, governmental, and then we’re going to see the general spend category certainly emerge as people kind of decide they don’t need a bank account, they don’t want a bank account, and migrate to programs such as NetSpend.

MODERATOR:  Can we talk a little bit about the targeted segment unbanked and underbanked, I think, are the key segments.  I think we talked about or we’ve seen 60 million unbanked consumers out there, about 25 percent of U.S. households.  Is that the key segment, and will there be an opportunity to go into the actual banking segment now that especially with the Durbin Amendment, you’ve got to figure that fees are going to go higher on checking accounts?

DAN HENRY:  I think that there’s — what’s happened with the financial reform act, you know, even sans Durbin, before Durbin you know, I’d like to say that I think that NetSpend, we’re on the proper side of the perfect storm because you have — the banks have been making, you know, 20, 30, 40 billion dollars on overdraft fees and now, those consumers are going to have to opt-in to be — you know, pinched by those fees and I know the banks haven’t taken that much cost out of their system.  So you’re seeing all the articles where — free checking is going away.  It’s going to be 5, 10, 15, 20 bucks for a checking account.  Certainly, for our customer segment. You know, you might still have free checking if you got $10,000 on deposit, our customer doesn’t have that much money. So you’re going to continue to see, I think, even — you know more customers that are going to be turned off or pushed out of the traditional banking system, and I think it’s just going to bode well for NetSpend’s business model.

MODERATOR:  Jack, any thoughts on the target market?

JACK WILLIAMS:  Absolutely.  I think the target — in my vision, is the target’s really going to be the underbanked, and that is the people that have been hit with these fees and have been hit with the NSF’s and been hit with all the punitive fees that they have been hit with.  And so I think that they’re going to finally — once they see that there’s a viable alternative, like a NetSpend or a Green Dot or someone that has a good GP — general spend program, I think that as of the unbanked, will be a segment but only the higher end of the unbanked.  The lower end of the unbanked will always be unbanked; I don’t think I can change that.  But the underbanked and the upper end of the unbanked, that’s where the great opportunity is, yes.

MODERATOR:  Okay.  Great.  And then just looking at some of the prepaid categories, I know you touched on it, Jack, but looking at the general purpose reloadable, government, health, corporate, and then payroll, maybe Dan, you can start to talk about what are some of the key categories.  And I think one of differentiators in a NetSpend model is that you guys have, I think, 500,000 direct deposit accounts already, so maybe you can touch on that, as well.

DAN HENRY:  I mean, again, I think Jack is certainly much, much more clued in and qualified than I am to talk about prepaid in totality because when I stepped into NetSpend, you know, with what I felt that the company had built is, you know, this great, loyal customer base that, you know, when you look at the economics of those individual customers that had taken a card and they were doing direct deposit or taking — you know, that was where we decided the money was.  NetSpend had a pretty fair amount of money coming — actually, the majority of its bottom line was being driven by the gift card business at the time, and in February of 2008, we decided to walk away from gift cards because we thought it could be quickly commoditized, you know, low barriers to entry and the economics per card were not as attractive to us, you know, in terms of the GPR business.  So I’ve actually become somewhat ignorant in terms of the development of prepaid around, you know, government benefits, you know, health, incentive, and what have you.  So I’ll leave it to Jack to tell you about, you know, the rest of the segment.

JACK WILLIAMS:  Certainly, from a velocity standpoint or the dollars that flow through the card, payroll cards in general purpose that are used as payroll card replacements.  The difference being, a payroll card is endorsed by the employer.  A GP or, general purchase card, is actually purchased on their own.  A little bit — it’s the same utility, the same functionality.  I think that’s where it’s going to be, that’s the hot market.  The governments — I know that I work with — the State of Texas just awarded a payroll card for its employees to BofA. But even the states that have stepped back and said, “We’re not going to do that,” are now migrating.  And so the health care — now, the health — all bets are off on the health care and the FSA’s, that whole health category, awaiting final ruling on the new health care insurance programs.  So I think that those are kind of sitting there as great opportunities that have yet to be defined further but general spend, payroll.  And I think one that kind of a sleeper that’s coming along will be travel.  I think a lot of people that are traveling are kind of beginning to accept that cards are certainly better than cash and certainly better than any other form but they don’t want to risk their personal identities.  So I think that international travels, especially with chip and PIN, will be a big opportunity.

MODERATOR:  And how about the distribution of cards, you know, is it retail, corporate, direct, I guess, it’s probably all of the above.  But can you talk a little bit about the different models, you know, obviously, we know Green Dot has a big relationship with a large retailer.  You guys have done more on the check cashing side.  So if you can talk about distribution.

DAN HENRY:  Yeah, I, again, speaking on to GPR, I mean, obviously gift cards — large retail distribution is absolutely required to be a player at all in gift.  But in terms of the GPR space, I believe that there’s, you know, two large groups of consumer who reaches for a GPR card. You’ve got the consumer who’s looking for a cash alternative and the consumer who’s looking for a bank account alternative.  The consumer who’s looking for a cash alternative, many times, actually, have a bank account and they may want a card for Internet purchases because they aren’t comfortable with the Internet, they want to — they put some mad money on it, they use for travel or what have you.  And it — they are typically customers who might buy, you know, two or three of these cards a year which is why you’ll see, you know, the active life of these cards to be very low. And you know, my belief is that, you know, Green Dot is your — they’ve really got, you know, the lion’s share of this type of customer because of the nature of their retail distribution. Again, one of the things I saw early in my tenure at NetSpend is that we had an agreement with Safeway, we were selling our cards off J-hooks at Safeway, and we were selling a lot of cards, but only about two percent of those customers became what we call loyal users.  As compared to the cards that we were to sell out to some of our key check cashers, twenty four percent of those customers, those cards, became active loyal users because, you know, what we know to look for is we look for distribution of cards from partners that actually can do a consultative sale with the customer and say, “You want this card because you can avoid check cashing fees with this card, it’s better than a bank account because there’s no overdraft,” et cetera, et cetera.

So I believe that Green Dot’s got a very good business because there’s a huge number of people out there that are looking for this, you know, kind of short-term cash alternative card and they continue to have a nice, great recurring revenue stream of people who take that card and use that card but they have much higher turnover than what we’re driving after is the customer where they see our card not as a card, they see our card as their bank account.

JACK WILLIAMS:  I would agree with that.  I think that cards are best delivered.  Financial services cards are best provided by companies that have established the credibility of financial services.  I don’t think people like to going into a Safeway and taking their payroll alternative, their bank account alternative and buying it on a J-hook.  There’s really nothing there to drive that.  Cell phone guys learn that when they couldn’t get just put phones on the rack, they needed to put somebody in a little kiosk in the store.  And so I think that it requires some form of communication.  So I think that certainly, we will call it the check cashing world for NetSpend is a great way to send that message. Also, I think that there’s a play in the credit union world.  The credit unions have been unusually quiet in this whole category and I’m not really sure why they’ve chosen that but they’re not involved in it.  So perhaps, that would help this underbanked segment looking for alternatives like Dan was talking about.  I don’t see this being in the general — the GP cards or the pay — this whole category being sold on a J-hook, I think that’s a non-reloadable, one time use or multiple, but a very simple use card, not these complex payroll cards.

MODERATOR:  Yeah, let’s just talk about churn because that’s obviously a hot button issue.  Dan, can you talk a little bit about the duration of some of your cards.  I know you had some comments in the S-1 that maybe you can highlight and then how does that compare to the industry?

DAN HENRY:  I will be honest with you, I’ve not read every word of our S-1, though I certainly have read most of them.  We — so to my best recollection, the number that we share probably in the S-1 is kind of a blended number, our blended average life is 20 months of a card holder, and that’s when we take in account, our customers who are on direct deposit as well as those who are not.  I believe we’ve got the highest retention numbers of anybody in the industry, again, simply because we have such a large percentage of our card holders who are on direct deposit.

JACK WILLIAMS:  Yeah, I think the latest — yeah, about 20 months for direct deposit, if I remember correctly.  But that’s obviously — I mean, I think the goal or it seems like the strategy is to try to, you know, lower those churn rates and try to create that loyalty customer base and that recurrent revenue stream.

DAN HENRY:  Right.  And for us, you know, our belief is, you know, you lower your churn rates.  You’re always going to have one group that’s got a very high churn rate.  You know, you’re going to have a group out there, they don’t want, you know, they’re not looking for a bank account, they’re just looking for a quick spend, so they’re always going to be a three to four to five month life, period.  And so I think that the way we increase our, you know, improve our overall churn rate is we get more — a larger and larger percentage of our customers that make this card their bank account, you know, but that’s just mathematics.

The real way we — we improve our churn is we continue to add the products and the functionality onto the account that the customer just can’t live without.  I equate it many times to the iPhone, and I know that’s probably kind of a bold comparison, but I bought an iPhone because of one application that was on it that I really wanted.  And we see the same thing with our card is that, you know, some — there’s — see, we have some features you know, free instant P2P transfer, you know, we have, you know, on — you know, some online bill pay, we’re the only ones that have expedited bill pay online with MoneyGram, as an example.  With our card, our customers get access to their funds when they post as opposed to when they settle at the bank.  So what we find when we talk to our customers, is that, in general, they love the card but, you know, for probably 30 percent of them, they will say to us, “There’s this one feature this card has and I love it and I will — I can’t live without it.”  We keep looking for those little hooks that will continue to drive that retention.

MODERATOR:  Let’s turn to — to regulation.  Can you guys comment on the impact the Durbin amendment will have on the industry?

DAN HENRY:  I’ll let Jack kind of comment on the impact it will have, you know, on the various segments.  But I think that — I was very pleased that our lawmakers kind of listened to us when — I made a number of trips up to the Hill during the Durbin stuff and as you probably — for those of you who tuned in you know, Russell Simmons was very, very vocal and was very pleased that they gave the carve out — for the general purpose reloadable card, in terms of the changes on interchange.  Because, you know, the only way — the reason why the banks have got to charge these customers overdraft, these customers have an average daily balance of about 70 bucks.  They just absolutely do not and never will fit in the traditional retail banking model because the banks have too much overhead with all their bricks and mortar.  So for us, to really drive down the cost of this debit card for this consumer, you charge them a flat fee of five bucks a month for the card and never do overdraft.  Okay?  That interchange income is a meaningful, you know, piece of the income off of this card.  And we’ll explain to the lawmakers that if you take that interchange income away, either this, you know, alternative for this unbanked consumer goes away, and they will always be unbanked or we’re going to raise the price for the card.  That carve out has given us, you know, a nice breather so we can continue to grow and grow this base and service the customer.  How Durbin really impacts everybody else in prepaid, Jack, I’ll leave that up to you.

JACK WILLIAMS:  I think that everyone is looking at it.  I think the banks that have lost their NSF income, they’ve lost — they’ve seen that the debit portfolios — which are about 17 percent of their total card revenue, I think they’re going to take it — start taking a long, hard look at the prepaid market, the general spend or the payroll market.  They have the traditional — they have the treasury management relationships with the employers.  And once they see the revenue opportunity, and as Dan was saying, the key to reducing churn is to give them services, insurance, international money remittance, bill payment, all of these things that allow them to be, in essence, an account on a card.  I think every bank is going to start taking a long hard look at, is there an opportunity here for us and the paradox being, is this person — can we make enough money on him?  I think that’s going to be the long pole in the tent of this.  But the carve-out for Durbin is certainly going to open their eyes and people are going to start evaluating what opportunity is there for them.

MODERATOR:  Okay.  What about that Dan? I would assume that the banks have not really been big in, well, it’s obvious they haven’t been big in prepaid.  Now, this carve out makes it interesting, BofA was — announced their results this morning and commented that they would see almost $2 billion, or the preliminary estimates are $2 billion, of their interchange fees cut by the Durbin amendment, and one of the things they said they could do to mitigate those factors was maybe look at the prepaid debit space.  So now that its caught banks interest that this carve out exists, you know, what do you think happens in a competitive landscape and will banks start pushing prepaid and what does that mean for, you know, some of the program managers like NetSpend.

DAN HENRY:  I think there will be some banks that will, you know, try to push prepaid.  BofA, they are First Data’s partner and are — getting First Data’s paycard business [inaudible] intros into a lot of their corporate accounts.  I have — I need to be careful because I don’t know who else is — I don’t want to offend anybody who’s on this call but, you know, if you put me in an entrepreneurial, competitive race with a banker — well, I’d love that.  I’m not overly concerned about our retail banks in this country being fast and nimble and entrepreneurial.

So — but I love the idea that if they are looking at it and they’re driving awareness and giving credibility to this product as an alternative because, you know, you look at all the stats that are out there, there’s, you know, 40, depending on who you listen to, there’s 40 to 60 million unbanked or unhappily banked consumers in this country.  Collectively, the players currently in the market have, you know, five or six percent of the total available market.  There’s plenty of opportunity for, you know, all the existing players in this space and there’s opportunity for new players to come into this space.  You know, I — I’d welcome, you know, the large banks talking about prepaid, you know, and I think kind of giving it more and more credibility because from a product standpoint, responsiveness standpoint, you know, I think the current players in this space will get more than their fair share of the market when pitted against the traditional bank.

MODERATOR:  Jack, do you have any thoughts on the bank topic?

JACK WILLIAMS:  I think that the banks are — I mean, I know the banks are looking at it, talk to other banks.  But I think Dan is right.  Bank marketing and the prepaid has not been their area of expertise.  I think Dan and Green Dot are going to be able to take them on.  The banks still have — the greatest thing that the bank brings to this whole game is credibility, this consciousness that a prepaid card is not something to be shunned and it’s not something that’s only for the unbanked and the lowest levels of income in this country.  It’s good for your teenage kids, it’s great for your kids in college, it’s good for you.  That it becomes kind of a ubiquitous bank account on a card.  If that — if the bank’s getting involved and kind of making some noise, then all of a sudden, it’s going to make the industry — and Dan’s exactly right, there’s a 60, 70, — plus the underbanked component, I believe that the total market out there if you take it all, there’s as many as 100 million people that would strongly consider a GP product if they really knew about it, if they really had it — had been validated and they were consciously aware of all of the great benefits it brings.

MODERATOR:  Just thinking about the merchants and they were obviously complaining about the higher interchange fees with debit, prepaid to them probably, you know, there’s really little risk associated with doing a prepaid card.  So I guess a two part question.  One, will merchants push back on paying interchange on prepaid and two, do you see a lot of options for PIN and PIN steering which obviously lowers their interchange rates and would affect the market?

DAN HENRY:  I can’t really comment on will they push back on prepaid and — you know, on the interchange there.  I think it’s — as prepaid gets larger and larger, of course, retail is going to push back on it, you know.  They used to hate taking checks and cash and then once debit got rid their checks and cash problem, then they started whining that they’re paying too much for debit, you know, so you can always count on the retailer whining that something’s too expensive and try to push those fees down.  In terms of PIN steering, yeah, that’s been going on, you know, ever since I got plugged back in to this — got plugged into this industry here in the U.S.  I see it personally, every time I use my debit card, you know, where they — they’re asking for your PIN, you know, and they make it harder and harder for you to say, you know, treat this as a signature transaction.  There’s absolutely, without a doubt, PIN steering and they’re very smart about it, you know, they’ll — if it’s less than a $25 purchase, they’ll run it as a credit transaction; if it’s more so, then they’ll — they try to push you to PIN.

MODERATOR:  What are the economics differences for you guys on — if it goes PIN versus signature and what’s your current break out mix between cards routed through PIN versus signature?

DAN HENRY:  I’m not really — I’m not going to be sharing any of the detailed break outs of our numbers, but in general, I mean, it’s the same as for any other debit card issuer, you know, so you’re get — you get your interchange.  The interchange off of a signature transaction which is run as a credit transaction, you know, those are your standard interchange rates and they’re set up by the associations and the issuers with the retailers.

Now — and your PIN-based income is in the 20, 30 cent range.  So that’s why the math kind of works, you know, from a — you run a $300 purchase as a PIN transaction for that retailer, it’s really cheap as compared to a, you know, one, two, three percent merchant discount fee.

MODERATOR:  Jack, any comments on the PIN steering and the movement more towards PIN versus signature?

JACK WILLIAMS:  Yes.  Actually, I was one of the ones at MPC that started the whole process of PIN steering back with The Limited and Sears and a few other ones and the suit that followed that.  Merchants will continue to steer to a PIN but the issue of what’s happening to the PIN is the networks — the PIN networks are beginning to raise their pricing to the merchants.  So the break even is going to be much higher.  It used to be about $37 on average and it kind of — in a prepaid debit space, on average, it’s about 130 basis points as the signature interchange.  And on the — it depends on what network, who you’re — if you’re on Interlink at a merchant or you’re — it depends on what your network is, but it runs 26 to 28 cents is kind of the revenue stream holistically for when cards are stemmed — are steered towards a PIN.  So you can kind of do the math and see kind of where the break even is, but the networks, the PIN networks, are raising their prices and so all of that’s going to really kind of, I think, negate what’s going to be happening. So I think as far as the percentage, my experience has been that merchants only about eight to ten percent, will — that have the signature card, will enter the PIN.  Even no matter how much the merchant tries, the people still don’t prefer that for whatever reason they have and they — primarily security — so the signature platform, the signature rails are still getting the vast majority of the traffic.

MODERATOR:  Right.  Although, the Durbin amendment will probably change those interchange rates drastically between signature and, at least, on the debit side.

JACK WILLIAMS:  Absolutely.

MODERATOR:  Any comments on the CARD Act and the impact that will have for you guys, Dan?

DAN HENRY: No. The CARD Act, you know, the GPR industry, received a carve out on the CARD Act, as well.

MODERATOR:  Okay.  In other words, some question if there were overdraft fees or will there be a loss of revenue as a result of the CARD Act?

DAN HENRY:  No, we don’t have any meaningful revenue, you know, one of the things about GPR that’s, you know, was so attractive to a customer base is there is no overdraft fees on these cards, typically.

MODERATOR:  Right.  Any thoughts on the CARD Act, Jack?

JACK WILLIAMS:  Yes.  When it first came out, it put an August 22 drop dead date on it and because of the five year expiring period, all of the big providers, AMEX, all of the non-reloadable people were running and spending millions upon millions of dollars to reprint their cards and had to get them off the shelves.  So there is going to be a financial hit to the — those who focus, and the gift card’s basic CARD Act really had said that you can only apply fees only after 12 months from date of last financial transaction and only if disclosed properly and then there were other events.  They have to be displayed clearly separate from the reloadable product and the one I like best is the merchant has now kind of a — has to help maximize the utilization of the card in their store.  So I think that there’s been talk of an extension off this August 22nd.  But there is going to be a financial impact.  I — American Express is pulling cards and replacing them as quickly as they can.  So I think for those who focus in that space, the

CARD Act had a pretty significant short term financial impact.  And then from there on out, it’s just going to be the five year expiry and just managing it.  But I think it’s a short term hit but not in the long term.

MODERATOR:  Okay.  I just want to turn to revenue and revenue contribution.  Dan, maybe you can talk about where you expect to see the biggest area of growth from revenue on — is it new card fees, maintenance, interchange, cash reload, that’d be helpful.

DAN HENRY:  I just — I just think the revenue growth just comes from, you know, more customers coming into this — into the product.  I think that your overall in the GPR space, you’re going to see as you — if you’ve been studying the industry, you’re going to see that revenue per card probably, actually start trending down.  You know, you saw that — was that ‘08? No ‘09, early ‘09 in Walmart dropped the price of their card from 8.95 to three bucks, you know, and drove, you know, dropped price, drove volume.  And it’s going to be — it becomes a volume game, already has.

MODERATOR:  That’s a key question that a lot of people have on the pricing.  What — and obviously, we saw what Walmart did with their pricing.  Did that make the whole market move to kind of that $3 range and then what further prevents the pricing to be — continue to be under that kind of pressure?

DAN HENRY:  You know, I think in my opinion, you know, you’ve got — you never want to compete with Walmart on price, and I think that you’re — the wonderful thing about the CARD Act, besides what we’ve already talked about on this call, is it’s going to make, you know, the cost of bank account much more obvious as the banks start charging for basic checking accounts, basic bank accounts.  So I think that that’s going to be — that’s going to — that’s going to keep the prices, you know, from being compressed, you know, more so in the GPR space.

MODERATOR:  Jack, any thoughts on the revenue model and then pricing in the industry?

JACK WILLIAMS:  I think you’re going to see the price compression as the — as the big guys get scaled, they’re going to try to cut it down.  Walmart certainly let everybody down when they came in at $3.  Green Dot followed across the board at Walgreens and they ran specials.  I think we’re going to start - as the industry begins to mature, we’re going to start seeing compression and the key to keeping it vibrant and the growth is what Dan said, it’s all of the incremental, the ancillary services.

So what’s going to drive incremental growth will be those portfolios that offer insurance, they offer a variety of programs that are available easily and quickly to the card holder and those products that have been historically the $5 per month basically and the different programs, those will begin to, I think, starting to erode a little bit and to make it up, you’ve got to have other services which have two benefits: one, is it reduces your churn because they become more relied — relying on you and secondly, it does drive incremental revenue.

MODERATOR:  Dan, there’s — there’s been some interest in some of the prepaid players that are buying banks versus, you know, partnering which I think you guys do.  Can you just talk about the pros and cons and kind of the plans you guys think about with the financial institution?

DAN HENRY:  Yeah, I just — I want to be careful from the standpoint, as you guys know, we filed our S-1— I’ve already gotten some emails from my attorney saying, “Are you on a call with analysts?”  So, we’re definitely in a quiet period here, so I do need to keep my comments very general.  The — if you think about what we do and when I say “we,” I mean us, Green Dot, H&R Block, others, you know, that are issuing these — the GPR cards, we really are acting as a bank for the unbanked.

So I think that, you know, the question that you have to weigh in this industry is, you know, not will you get a bank charter, but when will you get a bank charter?  And then when, you know, because, you know, if you’re in a land grab, you know, grow your business type model, you know, I think everybody kind of understands that once you get a bank charter, all of a sudden you become a bank holding company and you got a whole new list of rules, regulations, responsibilities that can be very distracting.  So, you know, our — I think that, you know, as the various companies grow, you can certainly get economic efficiencies if you own your own bank, but with that, can also come a lot of distraction, a lot of headache.  I think that there are — there are bank partners out there like what we had chosen with Meta that I believe, you know, they’re the guys that get this space, they’re very innovative, they’re very responsive and, you know, from our standpoint, they allow us to focus on what’s real important now, which is grabbing market share.

MODERATOR:  Let me move to competition and Jack, maybe you can help us kind of run through some of the players, when we think about Green Dot and Rush Card and Account Cash and Pre-cash and all these different players.  Can you just talk a little bit about the differences and differentiators between some of the players?

JACK WILLIAMS:  I think — well, you have to kind of keep them all in their silos.  So you take the NetSpend and then you take Green Dot and they’re the GP, I think, that we’ve pretty well articulated how they have chosen different paths.  And there’s — so then you look at the — excuse me, you look at the Blackhawks, the InComms, the, what differentiates them, certainly, it’s InComm’s, scale, and the ability to take a GP card or any type of prepaid product and immediately blast it into the market with a higher end retail merchant, where as, InComm is a little bit lower end on a merchant scale.  I think Blackhawk said not too long ago, they have 85 percent of the business in prepaid distribution.  And so those are the big players.

What you’re going to see in that category is a lot of people wanting to do it themselves, trying to get into it, Walgreens is doing it themselves, [inaudible] is the food retailer that’s going to start doing it themselves.  So there is some breaking in that area.  I think when you get into the payroll card guys, I know people like, Load and Go, there’s a few other ones that are really good in the payroll space.  They do statementing so that you can get online statement, they do the sending it to your phone of how your — what your statement can get to your phone, you can get it to Internet, so the functionally — but in the payroll space, there’s a lot of people that are there.  Green Dot would say that “We’re in the payroll space,” NetSpend would say, “We’re in the payroll space,” and they are to some degree but a lot of it is in the general spend where you’re going directly to the consumer rather than to the employer.  Bryan, is that the information you’re looking for?

MODERATOR:  Yeah, what about Western Union and their potential in this sector and obviously MoneyGram, and what they — their impact on this prepaid sector?

JACK WILLIAMS:  I think they are behemoths that are beginning to move into the market but the economics are not good for them.  They have a really good economic package, the way it is today and to move to a card is at much lower rate, you can — I think it’s $3 at Western Union, reload a card but it has to be on their network and there’s some parameters.  I think they like their current model, their current package that they go to market with, and while they have the potential, they’ve really never flexed their muscle in this space but they could down the road if they saw a great opportunity.

MODERATOR:  Dan, any other thoughts on the competition?

DAN HENRY:  No, I’d rather — I’ve got lots of thoughts but don’t want to comment.

MODERATOR:  Before, let’s turn it over to — we will turn it over to questions from listeners, but last question, you know, we’ve seen potential M&A in this space.  I would just like to get your thoughts on the expected consolidation going forward in this sector, the prepaid sector.

JACK WILLIAMS:  From Dan?

MODERATOR:  Yeah, Dan, go ahead and start.

DAN HENRY:  That’s a tough one for me to answer because I don’t — again, just from my vantage point, you know, I see — I probably should say yes, you know, just as a — and not from anything that I see specifically and know about specifically but just academically, you’ve got to expect that there’s going to be consolidation in any sort of industry that’s kind of nascently growing — with a bunch of, you know, smaller players.

MODERATOR:  Jack, do you have any comments there?

JACK WILLIAMS:  I think FIS is going to be the model.  When you look at their acquisition strategy, look at all the acquisition most recently, Medavante, and the merger of that into their capabilities with their St. Petersburg capability.  So yes, I think you’re going see the big get bigger and the small get smaller.  The little guys just can’t get scale, they can’t get the pricing, the functionality.  They can’t just make it happen and so especially, in the GP space and the payroll space, those are really important.  That’s your income, that’s your paycheck there on that little piece of plastic.  And so people are very cognizant of who’s behind it, “Am I going to have access to my money?  Is it going to go down?”  I think that the FIS model is going to be replicated by other big players as the market emerges and begins to mature.

MODERATOR:  Operator, let’s go ahead and cue it up for questions.

OPERATOR:  If you will to ask a question at this time, press star, then the number one on your telephone key pad.  We’ll pause for just a moment to compile the Q and A roster.

MODERATOR:  Just before we go to Q and A, I have a couple of e-mail questions.  So we’ll see if there’s any on the line, as well.  But just somebody acting about — or asking about the margin outlook for the industry, going forward.  Will margins be able to expand or will they be on the decline due to some of these pricing pressures?  Dan, maybe you can start.

DAN HENRY:  You know, competition erodes all profit margin.  So they’ll be on the decline.  The question is will they be on the decline in five years or ten years or two years?  I really don’t know the answer to that one.

JACK WILLIAMS:  I think it will decline in the long term but I think that because they are reaching scale and we’ll have the economies of a greater scale, some of their short term costs will be going down, so the margin will kind of stay the same.  Even though the revenue is down a little bit, the cost structure is down also and they will begin to — and I agree with Dan. It’s — my call at this point, is it’s a four to five year window, not a one, two, or three year window because you will be able to hold your margins and expand them over the next couple of years.

MODERATOR:  Operator, any questions?

OPERATOR:  Again, if you would like to ask a question, press star and then a number one on your telephone key pad.  You have a question from VJ Comar.

VJ COMAR:  Hi.  Can you hear me?

MODERATOR:  Yes, go ahead.

VJ COMAR:  Yeah, so this question, meant for Dan, there’s a difference in the operating — big difference in the operating income between NetSpend and Green Dot, Green Dot’s OP income percentages are much higher, and I was wondering if you could comment, the reasons for the difference?  If it’s related to the business model or if you could add some color on it.

DAN HENRY:  I really can’t.  You know, I’m — I would love to.  I’ll have to expand on that during the roadshow, right now I’m just kind of in a quiet period.

VJ COMAR:  Okay.  In that case, Jack maybe if you can say how the different prepaid card players could have different business models that could impact their operating income.  Anything around the financial impact of different business models?

JACK WILLIAMS:  Yes.  It’s directly tied to a couple of things.  One is the — their agreement with their financial institution that’s sponsoring them, what part of the fees that they get, what they’re paying.  Secondly, is what about the incremental services that they provide.  If they do a vanilla card, let’s call it, just a basic card, here it is, ACH direct deposit and that’s pretty much it, I think they’re going to see a lot of compression and significant churn in the marketplace.  And so it’s — we’ll be — I think when you’re looking at it, the — it will be tied to the services that they provide that are ancillary to the card.

VJ COMAR:  Okay.  That was helpful.  And if I can have a follow up question.  So in the value chain you have — in the prepaid value chain, you have the processors, the program managers and issuers and acquirers and I was wondering if you can give us a rough percentage of how the revenues split up between these players and how does that compare to maybe other credit card and debit card industry.  I think what’s special here — you have a program manager, but you don’t have it in the regular credit card and debit card.  So how does that — what is split up and how does it differ?

MODERATOR:  Jack, go ahead on that.

JACK WILLIAMS:  You’re right.  There’s only three primary legs to the stool and the prepaid space. So you have — you certainly have the issuer, you have the processor, and you have the program manager.  You really don’t have the acquirer having a — there is no merchant acquiring component in this.  So you really just think of it as three primary elements and certainly, you have — when you start looking at the cost components, you have — then you break them into your initial cost components and then you’re ongoing. So initially, you have card carriers, T’s and C’s, delivery, activation, you have all of those elements that need to be addressed and so that’s kind of tied to your processor.  So the processor has a much higher percentage of the income component initially, because he’s providing all of these services, card number creation and those things.  So historically, the issuer will be about — the institution would be about 20 percent of their revenue stream that’s tied, the processor would be approximately 35 to 40 percent, and the balance would be going to the program manager.

MODERATOR:  Is there another question, Operator?

OPERATOR:  You do have a question from Ajay Diwan.

AJAY DIWAN:  Thank you.  You know, I understand that there’s a carve out for prepaid cards in the Durbin amendment but if you could help me think through this.  So let’s say that signature debit gets cut which is likely to happen and it’s set by the Fed.  So then Visa and MasterCard are going to continue to set the debit interchange for prepaid, essentially or — and, you know, given that the gap is going to widen, what is that going to mean?  I mean, can that stay that wide? I mean, technically, it’s not under the regulation but practically, what kind of implications are there when signature debit is going to come down so much when the fed decides to set it?  And, you know, is it then right that Visa and Mastercard will keep setting the interchange on the prepaid.

JACK WILLIAMS:  I can take that one.  Visa and MasterCard has set the interchange since the inception and interesting dynamic of interchange, historically, has been that they raise the price to compete.  And so yes, they will — Visa, Mastercard will continue in the prepaid space to mandate, dictate the interchange that the merchants will be paying.  I don’t think there’s going to be any compression from the federal space and the reason why is that so many government programs are reliant upon the interchange income to provide services.  For example, if you have a child support card or you have a unemployment card, it’s the interchange income that’s paid that drives the two free ATMs per use or per load, and all the different ancillary benefits that go with government sponsored disbursement cards.  So I think that, yes, MasterCard and Visa, certainly Discover and AMEX, will continue to mandate what it will be.  And I don’t think it’s really going to be impacted, even if the President’s new financial oversight commission comes in, the Federal Reserve is going to be looking at a lot of scrutiny.  I think that’s one thing that they see as not worth tampering with, at least, at this point.

AJAY DIWAN:  Got it.  And it’s just, you know, generally, I mean, you know, I don’t know the — space that well, but what’s the kind of the big barrier to entry here.  I mean, it doesn’t seem like branding, I mean, you know, with Green Dot, they’re going to hand over part of the business to Walmart branded cards.  I don’t know, maybe people that are in that segment know the NetSpend brand or these other names that you’ve mentioned well, but it seems like brand isn’t that important.  I mean, why is it impossible for somebody else to try to come into this business and, you know, essentially erode or eat away at these margins? What’s kind of the barrier here?

MODERATOR:  Dan, maybe you can take that one?

DAN HENRY:  I will have to pass that one, as well.

MODERATOR:  All right.  That’s fine.  Why don’t — Jack, why don’t you take that one?

JACK WILLIAMS:  I think the biggest barrier is financial institutions that have a risk appetite or an interest in getting into it.  So one is, so far at least, it’s been the financial institution and then a processor that is able to meet your needs.  You’re absolutely right, the big banks are already in the market, they understand the play.  There are certainly things that are obstacles, sponsorship, processing, and then also you have people like NetSpend and Green Dot that have pretty well established the relationships already and a new guy just coming in with no relationships, no understanding of the industry will have a very, very difficult time dislodging an incumbent.

AJAY DIWAN:  Just a little bit on that, if I may.  The — there’s no fraud risk here.  When the card is purchased, the funds are already in hand, there’s no, you know, credit risk, there’s no overdraft risk, as you say.  So you know, I mean, why would somebody else not be willing to take that — it seems like it’s not that risky a business and then, I’m just kind of wondering, you know, what’s the right amount, I mean, for the — even on the credit side, there’s all this risk that people have supposedly taken and there’s fraud and all this stuff.  On this side, it seems like there isn’t any.  Why won’t the — margins compress significantly because of that.  And when you said that people are kind of locked into contracts, but when those contracts are renewed, why wouldn’t there be renegotiations, saying that, “Hey, you know, You just gave

Walmart this deal — Walmart’s the big gorilla and every supplier to Walmart gives them a deal,” but what they’re going to be asking for kind of — when the renewal comes up, for better terms, right?

JACK WILLIAMS:  That’s a great question but let me just clarify one point, is that, there are losses on a prepaid portfolio and where those losses come is what they call a force post on the part of a merchant.  That is, the merchant’s credit card infrastructure was down, for whatever reason they dug up a line in the back of the store, and they took the card.  Walmart will do that up to $50.  So they’ve taken a card and they really don’t know what’s on it.  So the transaction now is force post by the merchant, you have $5 in the card but they accepted it for a $45 transaction, so you’re short.  So you get into this charge back and then gain that you — so you can lose funds that way.  As Royal Bank of Scotland learned, prepaids can be defrauded.  So I don’t want you to think that prepaid is risk-free and so there is a right for the processors and the — I mean, for the program managers and the banks to have some loss anticipation.

But you’re right.  I mean, could you go and renegotiate all these contracts, I think so but the — it’s the distribution infrastructure.  It’s the — that the Green Dots have, it’s the distribution structure and the reload structure that NetSpend and the big guy.  It’s going to be a formidable task for a new guy to come into the market, pick a bank someplace, and just says, “Now, we’re going to be the leader in the prepaid genre.” All of those relationships and all of those exist and have been well defined for years.  Now, I think it’s going to be a significant, with enough time and money, anybody can do anything answer — but in this market, it’s not so big that it’s not worth that’s going to be a difficult way to enter at this point.  FIS proved that.

AJAY DIWAN:  Got it.  Thank you.

MODERATOR:  We’ve got three minutes here and we’ve got a few e-mail questions.  So I’ll try to jump through them.  The first one’s asking about the potential long term threats from cell phone to banking, prepaid to cell phone accounts for the U.S.  Is that form of banking getting any traction?  Can you talk about the competitive that can happen in mobile could have in prepaid?

MODERATOR:  Go ahead, Jack.

JACK WILLIAMS:  Well, I think mobile — T-Mobile, the company, introduced a payment card not too long ago, maybe a year ago.  Yes, I think that all of the mobile people are absolutely looking at how to bring remittance to their customers and then mobile commerce.  Those are the two areas that are about to move and I think that once mobile commerce, which is kind of the focus of the mobile carriers, then it’s going to start being a pretty interesting battle because they can run on their own rails.  They don’t really need — this gets back to the whole concept of virtual account with multiple accesses which is what FinCEN actually has renamed and they call it prepaid access.  And I think mobile is — the mobile carriers are very much looking at this idea of being a provider, being an access device.  What doesn’t bode well for them is that you still need a plastic card to work at an ATM machine.  You still need a piece of plastic to work in a lot of retail environments, so the payments infrastructure is here for a long time.

MODERATOR:  Another e-mail question asking about card purchase revenue versus other services, typically, a break out of that.  I guess, we’ll let Dan pass on that.  So I don’t know if you got any thoughts on that typically, Jack.

JACK WILLIAMS:  The card — the upfront initial purchase on the card is the question?

MODERATOR:  Yeah, like in the revenue streams.  I think when you think about, you know, the card purchase, upfront fees, you know, how — you know, and the maintenance fees versus interchange fees, you know, that breakout.

JACK WILLIAMS:  Well, let’s kind of look at some of the numbers that are — and with the filings that it looks like the average for both of, for Dan and for Green Dot seems to be like around $95 a year would be kind of around these numbers, if you just take revenue, divide it by roughly, the number of cards on the street, right, is kind of coming up with some parameter to evaluate it.  The purchase of the card is in the $3 to $5. So if you just — if it is a valid number, $95 a year is your average revenue per card then certainly, your initial purchase is really nothing more than to get your card cost back and the card packaging, distribution, everything, runs about $3 today, a little bit better for some, it’s less — and more for others.  And so it is the ongoing — so the interchange becomes in a GP or a payroll card, a much greater element because if you figure you’re putting a thousand dollars on a card and they’re taking half of it off at ATM and half of it off at point of sale, that 500 to point of sale is driving you 1.3 percent, right?

So it’s — you get the $6, $7 right there on your point of sale income.  So the upfront initial fee is really more of a reclamation of my upfront expenses.  It’s the ongoing that drives the revenue stream.

MODERATOR:  Okay.  With that, we are at our 60 minute time limit, so gentleman, Dan, thank you and Jack, as well, thank you a lot for doing the call, and I’m sure we’ll be continuing to follow the prepaid space very closely, going forward.  Thanks, gentlemen.

DAN HENRY:  Thanks everyone.

JACK WILLIAMS:  Thank you.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry.  The forward-looking statements are subject to various risks and uncertainties.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should, “ “may,” “could,” “would,” “plans,” “predicts,” “potential,” and similar expressions, as well as other words or expressions referencing future events, conditions, or circumstances.  Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning the Company’s market position, future operations, financial position and the impacts on the Company of competition and regulatory changes.  The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties and that although the Company believes that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to:

•      the Company’s dependence on a limited number of distributors of its products;

•      increasing competition in the prepaid card industry;

•      exposure to cardholder and other losses;

•      the Company’s reliance on its relationships with its issuing banks;

•      regulatory, legislative and judicial developments in the Company’s operations area;

•      changes in regulations impacting interchange fees;

•      changes in credit card association or network rules;

•      the Company’s ability to protect against unauthorized disclosure of cardholder data;

•      fluctuations in customer retention rates;

•      general economic conditions;

•      the Company’s ability to promote its brand;

•      the Company’s reliance on payment processors and service providers;

•      changes in the Company’s relationships with its issuing banks; and

•      the Company’s ability to protect its intellectual property rights.

These and other factors are more fully discussed in the preliminary prospectus contained within the Registration Statement.  In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements.  Except as required by law, the Company does not intend to update any of these forward-looking statements to reflect future events or circumstances.

The Company has filed the Registration Statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-979-1996.